N E W S R E L E A S E
July 31, 2014
Nevsun Accelerates Production, Sales and Net Income in Second Quarter 2014
Nevsun Resources Ltd. (TSX:NSU / NYSE MKT:NSU) (Nevsun or the Company) is pleased to report its financial and operating results for the three and six months ended June 30, 2014. Unless otherwise noted, with the exception of earnings per share and realized price and cost per pound figures, all financial results are in millions of US dollars.
Second quarter 2014 highlights

•	Produced 47.4 million pounds of copper in the quarter

•	Sold 51.5 million pounds of copper, a 51% increase over Q1 2014

•	Achieved C1 cash costs of $1.05 per pound with strong earnings and cash flows

•	Working capital approaching $500 million

•	Announced successful drilling results from Bisha regional exploration

•	Paid peer leading annualized dividend of $0.14 per share

	Q2 2014	Q1 2014	YTD 2014
Revenues	$169.2	$99.2	$268.4
Copper in concentrate produced, millions of pounds	47.4	39.7	87.1
Copper in concentrate produced, tonnes	21,500	18,000	39,500
Payable copper sold, millions of pounds (1)	51.5	34.0	85.5
Payable copper sold, tonnes	23,400	15,400	38,800
Copper price realized, per payable pound sold	$3.21	$3.01	$3.14
C1 cash cost per payable pound sold (2)	$1.05	$0.98	$1.01
Net income attributable to Nevsun shareholders	$30.5	$15.4	$45.9
Earnings per share	$0.15	$0.08	$0.23
		June 30, 2014	December 31, 2013
Cash and cash equivalents		$359.2	$302.7
Working capital		$497.8	$419.1

(1)
Q1 2014 included 4.5 million pounds (Q4 2013 – 30.6 million pounds) of pre-commercial production. Receipts from pre-commercial production sales were credited against mineral property, plant and equipment, net of costs of sale.

(2)
C1 cash cost is a non-GAAP measure and includes mine site operating and general and administrative costs, freight, treatment and refining charges, less by-product credits. Royalties are excluded from the calculation of the C1 cash cost.  Non-GAAP measures do not have a standardized meaning prescribed by International Financial Reporting Standards (IFRS) and may not be comparable to similar measures presented by other companies. Refer to Non-GAAP Performance Measures in the MD&A for a reconciliation of IFRS measures to C1 cash cost.

“As expected, Bisha accelerated both production and sales of copper concentrate during Q2 2014 with 87.1 million pounds of production year-to-date, including a record monthly production in June 2014 of 17.8 million pounds," stated Cliff Davis, President and CEO of Nevsun. "This additional truck capacity allowed us to sell 51.5 million pounds during Q2 2014, a 51% increase versus the prior quarter."
Nevsun earned $54 million during Q2 2014 ($31 million attributable to Nevsun shareholders) or $0.15 per share. "We ended Q2 with an even stronger balance sheet with working capital approaching $0.5 billion," stated Cliff Davis. "Our strong balance sheet allows us to comfortably maintain our quarterly dividend and continue to build up capital for future acquisitions or mergers."
On June 16, 2014, Bisha announced drilling results and the regional exploration program update. Cliff Davis commented, "We are excited to see some early success in our 2014 exploration program and have expanded the budget. We will be providing more updates throughout 2014 as we further evaluate the potential of the Bisha VMS belt."
Operations Review

Key operating information – Bisha Mine
Mining – copper:	Q2 2014	Q1 2014	YTD 2014
Ore mined, tonnes(1)(2)	697,000	487,000	1,184,000
Waste mined, tonnes	2,719,000	3,471,000	6,190,000
Strip ratio, (using tonnes)	3.9	7.1	5.2
Processing – copper:
Ore milled, tonnes	386,000	353,000	739,000
Copper feed grade, %	6.6	6.1	6.4
Recovery, % of copper	84.6	83.5	84.1
Copper concentrate grade, %	27.1	28.8	27.9
Copper in concentrate produced, millions of pounds	47.4	39.7	87.1
Copper in concentrate produced, tonnes	21,500	18,000	39,500
Payable copper sold, millions of pounds (3)	51.5	34.0	85.5
Payable copper sold, tonnes	23,400	15,400	38,800
Copper price realized, per payable pound sold	$3.21	$3.01	$3.14

(1)	Ore tonnes mined for the three month period ended March 31, 2014 included 91,000 tonnes of oxide ore including pyrite sand, 382,000 tonnes of supergene ore and 14,000 tonnes of primary ore.

(2)	Ore tonnes mined for the three month period ended June 30, 2014 included 126,000 tonnes of oxide ore including pyrite sand, 531,000 tonnes of supergene ore and 40,000 tonnes of primary ore.

(3)
Q1 2014 included 4.5 million pounds (Q4 2013 – 30.6 million pounds) of pre-commercial production. Receipts from pre-commercial production sales were credited against mineral property, plant and equipment, net of costs of sale.

During Q2 2014, 697,000 tonnes of ore was mined, of which 531,000 tonnes was supergene ore and the remaining oxide, pyrite sand and primary ores which were stockpiled for later processing. The oxide and pyrite sand stockpiles are estimated to contain over 80,000 ounces of gold.  Mobile equipment maintenance issues coupled with some in-pit dewatering activities had an adverse impact on waste mining with 2,719,000 tonnes mined in the quarter. However the lower than expected stripping during Q2 2014 is not expected to impact achieving copper production guidance in 2014.
Copper grades continued to exceed expectations at 6.6% in the quarter due to a combination of positive metal reconciliation and a variance to the original mine plan. As previously disclosed, the copper concentrator was designed for an average 4.5% copper feed. Accordingly, mill feeds in 2014 have been purposely reduced in order to match the 13.2 tonnes of copper produced per operating hour to avoid excessive copper losses to the tails management facility. We expect grades to decrease during the second half of 2014, approaching the original design of the flotation circuit by year-end. With lower copper feed grades, we can increase mill feed and maintain or potentially increase recoveries during the second half of 2014. We expect our C1 cash costs to increase during the second half of 2014 due to anticipated lower precious metals by-product credits and increased volumes of ore mined and milled.
Copper concentrate grades of 27% are lower than the planned 30% as the plant is carefully managed to ensure we meet the specifications of our contractual commitments with our various counterparties. Bisha will work to increase concentrate grades as much as possible in the second half to minimize shipping and smelting charges.

Conference call details
The Company will hold a conference call on Friday, August 1, 2014, at 8:00AM Vancouver / 11:00AM Toronto, New York / 4:00 PM London, to discuss the annual results. Please call in at least five minutes prior to the conference call start time to ensure prompt access to the conference. Dial in details are as follows:
North America: 1 888-390-0605 / +1 416-764-8609 / +1 778-383-7417
UK: 0800 028 6441 (toll free)
Other International: +1 416-764-8609 / +1 778-383-7417
The conference call will be available for replay until August 8, 2014, by calling 1 888-390-0541 / +1 416-764-8677 and entering passcode 106146.
Forward Looking Statements
This above contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation concerning anticipated developments in the Company’s continuing and future operations in Eritrea and the adequacy of the Company’s financial resources and financial projections.  Forward-looking statements include, but are not limited to, statements concerning or the assumptions related to estimates of capital and operating costs, the timing, nature and extent of future copper and gold production, expanding exploration licenses, the estimation of mineral reserves and resources, methodologies and models used to prepare resource and reserve estimates, the realization of mineral reserve estimates, the conversion of mineral properties to reserves and resources, the potential to expand resources, reserves and mine life, future exploration budgets, plans, targets and work programs, capital expenditures and objectives, anticipated timing of grant of permits, mining and development plans and activities, construction and production targets and timetables, grades, processing rates, life of mine, net cash flows, metal prices, exchange rates, reclamation costs, results of drill programs, dividend plans and policy, litigation matters, integration or expansion of operations, requirements for additional capital, government regulation of mining operations, environmental risks, political risks and uncertainties, unanticipated reclamation expenses, and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.
Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.
Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Please see the Company’s MD&A for the year ended December 31, 2013, for a more complete discussion of the risk factors associated with our business.

About Nevsun Resources Ltd.
Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced commercial copper concentrate production in December 2013 and ranks as one of the highest grade open pit copper mines in the world. Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer NSU 14-18	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com